Exhibit 99.3

News release…

Date: 23 December 2003
Ref: PR334g

Rio Tinto sells Fortaleza nickel mine to Votorantim Metais

Rio Tinto announced today that it has agreed to sell its 100 per cent interest in the nickel mining company Mineração Serra da Fortaleza Ltda (MSF) to Votorantim Metais, a Brazilian-controlled mining company. Closure of the transaction will take place in early January 2004.

Votorantim Metais will purchase Rio Tinto’s interests in Fortaleza for cash which will include an adjustment for future nickel prices. The total cash consideration is expected to be at least $90 million based on current forward nickel prices.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Daphne Morros
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 408 360 764

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885